August 2, 2019

Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.
1299 Ocean Avenue
Suite 1000
Santa Monica, CA 90401

       Re: Douglas Emmett, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-33106

Dear Mr. Seymour:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Note 1. Overview
Basis of Presentation, page F-9

1. We note that you have consolidated JVs for which you are the primary beneficiary.
       Please tell us how you have met the disclosure requirements of ASC 810-10-50-5A or revise accordingly in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Seymour
Douglas Emmett, Inc.
August 2, 2019
Page 2

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Kristi Marrone,
Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters or any other questions.



                                                         Sincerely,
FirstName LastNamePeter Seymour
                                                         Division of
Corporation Finance
Comapany NameDouglas Emmett, Inc.
                                                         Office of Real Estate
and
August 2, 2019 Page 2                                    Commodities
FirstName LastName